Schering AG acquires Refludan(R) from Aventis

Berlin, Germany, October 1, 2001; Schering AG (FSE: SCH, NYSE: SHR) announced today that it intends to complete the acquisition of worldwide rights to Refludan(R) (lepirudin (rDNA) injection) from Aventis on October 2, 2001. The agreement has been approved by the U.S. Federal Trade Commission (FTC) and the Commission of the European Communities. The acquisition of Refludan(R) is a result of FTC's and the EU Commission's order to Aventis to divest this product as a condition for the merger of Rhone Poulenc Rorer and Hoechst Marion Roussel.

Refludan(R) is the leading treatment of thrombosis associated with Heparin Induced Thrombocytopenia (HIT). It was the first product approved (EU: 1997, US: 1998) and marketed for this infrequent, but potentially life threatening, response to heparin therapy. Heparin is used to prevent blood clots in more than 20 million patients per year in Europe and the US. In the US and EU alone, approximately 500,000 patients per year are potential candidates for Refludan(R). "Refludan(R) complements both our current and future cardiovascular portfolios," said Dr Hubertus Erlen, Chairman of the Executive Board of Schering AG. "Refludan(R) will strengthen our Therapeutics business in the United States, where it will be relaunched by our US-subsidiary Berlex Laboratories."

"Schering AG is committed to improving patient care for HIT, an underdiagnosed clotting disorder that, left untreated, can be life-threatening," said Lutz Lingnau, member of the Executive Board of Schering AG with responsibility for the US. "To meet this objective, Schering will work to increase physician awareness and diagnosis and conduct clinical studies to expand the current label for Refludan(R), so that those patients who are at risk for developing severe thromboembolic complications can be treated earlier."

HIT is an adverse reaction to heparin, which is a standard anticoagulant used in a variety of hospital settings ranging from acute coronary care to orthopedic surgery. HIT is characterized by a marked and rapid decline in the blood's platelet count, and an increased risk of severe thromboembolic complications. These thromboembolic complications can include stroke, heart attack, pulmonary embolism or result in limb amputation or even death. HIT with thromboembolic complications has a mortality and morbidity rate of 20-30%.

The transaction was supported by Ferghana Partners, London and New York, who were selected by FTC and the European Commission to provide transactional advice and act as Divestiture Trustee.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, October 1, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de


__________________________________________________________________________



Schering AG expects 1.5 Billion EURO from divestiture of Aventis CropScience

Berlin, Germany, October 2, 2001; Schering AG, Berlin (FSE: SCH, NYSE: SHR), announced today that it will sell its 24 % stake in Aventis CropScience, Lyon, simultaneously with Aventis S.A., Strasbourg (NYSE: AVE), to Bayer AG, Leverkusen (FSE: BAY).

Under the structure of the transaction Schering AG expects to get the amount of EUR 1.5 Billion.

"This is an outstanding agreement. The proceeds will substantially increase Schering's financial potential for further acquisitions, co-operations and internal growth opportunities," said Dr. Hubertus Erlen, Chairman of the Board of Executive Directors of Schering AG. "Schering is now a pure pharmaceutical player."

Closing of the deal is expected to take place during first quarter 2002 after certain clearances from different authorities have been obtained.

Aventis CropScience is a major crop protection and crop production company focusing on researching, developing and marketing innovative solutions that meet the needs of today's farming: healthy crops, increased yields, improved crop and food quality. With EUR 4 billion sales in 2000, Aventis CropScience employs about 15,300 people in more than 120 countries world-wide.

In 1994, Schering separated out its crop protection business to form the new company AgrEvo together with Hoechst AG. After the merger of Hoechst AG with the French company Rhone-Poulenc, AgrEvo on January 1, 2000 was integrated into Aventis CropScience.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, October 2, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de